

Mail Stop 4561

June 10, 2016

John Bartoletta
Chief Executive Officer
UNATION, LLC
12802 Tampa Oaks Blvd, Suite 405
Tampa, FL 33637

> **Re: UNATION, LLC**
> **Offering Statement on Form 1-A**
> **Filed May 16, 2016**
> **File No. 024-10552**

Dear Mr. Bartoletta:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Cover Page

1.   We note that you provide a unit price for sales between $0 and $5 million and between $15 million and $30 million, but there is no price disclosed for sales between $5 million and $15 million. Please advise or revise. Refer to Item 1(e) of Form 1-A.

The Company's Business

Development Team and Network Infrastructure, page 16

2.   Its appears that your business relationship with West Agile Labs which is responsible for developing the technical infrastructure supporting the UNATION app may be material to your company's ability to generate revenue. Please tell us what consideration you have given to disclosing the material terms of the relationship or any contractual obligations such as financial terms or termination provisions. It is unclear whether the obligation to pay $500,000 to the development team working on contract over the next 12 months that you disclose on page 24 is related to West Agile Labs. Also tell us what consideration you have given to filing any material contracts with West Agile Labs as an exhibit.

Legal Proceedings, page 17

3.   Please briefly describe the facts underlying the claims and the type and amount of damages sought in each of the matters described in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 24

4.   Please include a statement indicating whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

Trend Information and Metrics, page 24

5.   Please disclose the number of activations, retention rate and average viral coefficient. Further, clarify the units of time you are measuring to calculate user engagement and the period in which you are measuring them.

Directors, Executive Officers and Significant Employees, page 26

6.   We note that Messrs. Bartoletta, Thomas and Clermont are employed on a part-time basis. Please identify any other entities that currently employ these individuals. Ensure that you disclose which of the managers have relationships with Marquesas Capital Partners, LLC. Finally, tell us whether any of your executive officers or managing members have been involved in any of the legal proceedings described in Item 10(d) of Part II of Form 1-A.

<u>Interest of Management and Others in Certain Transactions, page 31</u>

7.   Please disclose the fees paid to CPA Partners, LLC for the bookkeeping and tax reporting services provided to the company. Refer to Item 13(a) of Part II of Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, we remind you that it is that entity's responsibility to do so prior to qualification of your offering statement.

        In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Jan Woo

                                                Jan Woo
                                                Branch Chief – Legal
                                                Office of Information Technologies
                                                and Services

cc: Andrew Stephenson
        KHLK LLP